

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2018

Dinesh V. Patel, Ph.D.
President, Chief Executive Officer and Director
Protagonist Therapeutics, Inc
7707 Gateway Boulevard, Suite 140
Newark, California 94560-1160

> **Re:  Protagonist Therapeutics, Inc**
> **Registration Statement on Form S-3**
> **Filed September 7, 2018**
> **File No. 333-227216**

Dear Dr. Patel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc:     Michael E. Tenta - Cooley LLP